SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2012
08 REGISTRATIONS BRANCH

SECURI ISSION

12014968

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SEC FILE NUMBER
8 - 39528

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M.R. Beal & Company**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street, 6th Floor
(No. and Street)

New York	**New York**	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Beal **212-894-7115**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	**Roseland**	**NJ**	**10005**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KH 4/11

OATH OR AFFIRMATION

I, Bernard Beal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. Beal & Company, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

14

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

M.R. BEAL & COMPANY

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
March 14, 2012

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	94,035
Receivable from clearing broker, including clearing deposits of $100,000		201,060
Commissions and investment banking fees receivable		315,098
Property and equipment, net		116,259
Receivable from affiliate		606,966
Other assets		328,306
	$	1,661,724
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accrued compensation and benefits	$	362,302
Accrued expenses and other liabilities		238,536
Cash overdraft		155,817
Total liabilities		756,655
Partners' capital		905,069
	$	1,661,724

See accompanying notes to financial statement.

1. Organization and nature of business

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 (the Customer Protection Rule), pursuant to provision (k)(2)(ii) of the rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner"), which is owned by the Company's CEO.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 14, 2012. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Securities Owned, at Fair Value and Valuation

All securities owned are valued at fair value and unrealized gains and losses are reflected in revenues.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

2. Summary of significant accounting policies (continued)

Securities Owned, at Fair Value and Valuation (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of the assets as follows:

Assets	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software and hardware	3 Years

2. Summary of significant accounting policies (continued)

Revenue Recognition

The Company generates revenues primarily from the following sources which are recognized as follows:

Senior Managed and Syndicate Underwriting Fees

Senior managed and syndicate underwriting fees are revenues which are recognized on the offering date of the individual transaction. These revenues are generated by working with issuers, primarily municipalities, to raise money by selling newly issued municipal bonds to our clients. Fees are paid to the Company by the issuer of the bonds when the Company is the Senior Manager on the transaction. When the Company is not the Senior Manager on the transaction, the Company will receive its fees, paid by the issuer, directly from the senior manager of the transaction.

Commissions

Commission revenues, recognized on a trade date basis, are generated when the Company acts as a broker, either in equities or fixed income securities, and buys or sells securities on behalf of a customer. The Company receives commission revenue or a “mark up” to provide this service.

Interest

Interest Income is derived from deposits at various financial institutions.

Income Taxes

The shareholders of the Company have elected to be treated as a partnership under the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2011.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. At December 31, 2011, the Company has a New York City net operating loss carryforward (NOL) of approximately $638,000, which expires in 2021. The deferred tax asset from the Company’s NOL is approximately $26,000. A valuation allowance for the full amount of the deferred tax asset has been established.

The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company’s financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs include marketing and public relations expenses totaling approximately $57,000.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

3. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Office equipment	$ 37,173
Leasehold improvements	257,908
Furniture and fixtures	120,615
Computer hardware	324,281
Computer software	88,899
	828,876
Less accumulated depreciation and amortization	712,617
	$ 116,259

4. Receivable from clearing broker

The Company's customer accounts are carried on a fully disclosed basis by its clearing broker, Pershing, LLC ("Clearing Broker") pursuant to a clearing agreement (the "Agreement"). Receivable from clearing broker represents cash on deposit at the Clearing Broker. The Clearing Broker is a member of various exchanges and is subject to the rules and regulations of such organizations. Pursuant to the clearance agreement the Company maintains $100,000 deposit with the Clearing Broker.

5. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

The Company has obligations for its office space in New York City and Chicago under the terms of non-cancelable operating leases that expire through 2014. Rent expense for the year ended December 31, 2011 was approximately $572,000. The rent expenses recognized in the statement of operations have been straight-lined over the life of the leases. Accordingly, a liability for approximately $115,000 has been included in "Accrued expenses and other liabilities" in the statement of financial condition.

Future minimum annual rental commitments under these agreements are approximately as follows:

Year ending December 31,		
2012	$	430,000
2013		430,000
2014		36,000
	$	896,000

5. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $101,157, which was $1,157 in excess of its required minimum net capital of approximately $100,000. The Company's ratio of aggregate indebtedness to net capital was 7.48. The Company notified FINRA that its net capital was less than 120% of its required minimum amount at December 31, 2011. Proprietary accounts, held at its Clearing Broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its Clearing Broker which requires, among other things, its Clearing Broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

6. Liabilities subordinated to claims of general creditors

In 2007, the Company entered into a $1,000,000 Subordinated Loan agreement with its General Partner. This loan bore interest at an annual rate of 9%. On April 30, 2010 the Company repaid $500,000 of the loan and extended the maturity date on the remaining $500,000 to April 30, 2013. As part of this agreement the Company is required to collateralize its obligation by segregating cash and/or securities in an amount equaling no less than $500,000. This subordinated liability qualifies as equity capital for the broker-dealer under the SEC's Uniform Net Capital Rule. The remaining $500,000 of this loan was paid off in its entirety on May 5, 2011.

7. Related party and other transactions

At December 31, 2011, the Company had non-interest bearing affiliate receivable of $606,966.

In December 2011, the Company settled the litigation related to the sale of Lehman Brothers securities during 2008 for $125,000, which is included in the other expenses in the accompanying statement of operations. The Stipulation of Settlement and Release Agreement indicates that the General Partner of the Company is obligated to make the settlement payment on behalf of the Company. Accordingly the Company has recorded the settlement expense and a capital contribution to reflect the transaction.

8. Off-balance sheet risk and concentrations of credit risk

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. Pursuant to its agreement with its Clearing Broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company maintains a cash balance at a financial institution, which periodically exceeds the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any loss and believes it is not subject to any significant credit risk.

9. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution of to the Plan and may make a matching contribution at the discretion of the Board of Directors. At December 31, 2011 the Company incurred expenses related to the Plan in the amount of $29,080.

10. Subsequent events

On March 7, 2012, the Company served as a book-running senior manager on a financing transaction of New York City Municipal Water Finance Authority for sale of $523 million of new money and refunding bonds. The Company realized approximately $1,321,000 in senior managed and syndicated underwriting fees.

The Company is not in compliance with SEC Rule 17a-5, "Reports to be made by certain brokers and dealers", as it has not completed its annual filing for the year ended December 31, 2011 in a timely manner. The filing of this report with the SEC and FINRA is made to satisfy the filing requirement, even though the filing is not made in a timely manner.